Exhibit 99.1

TSX: FF
OTCQX: FFMGF
FRANKFURT: FMG

NEWS RELEASE

First Mining’s Partner, Auteco Minerals, Increases Land Package

at the Pickle Crow Gold Project

February 18, 2020 – Vancouver, BC – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that its partner, Auteco Minerals Ltd (“Auteco”) (ASX: AUT), has increased its landholding near the Pickle Crow Gold Project (“Pickle Crow” or the “Project”). Auteco staked an additional 130 km2 of land contiguous to Pickle Crow, increasing the combined property’s land package to over 320 km2.

Dan Wilton, CEO of First Mining, stated “We are pleased to see such quick progress being made by the Auteco team to advance the regional potential of Pickle Crow. The team has added vacant, underexplored and prospective greenstone belt to the property, securing more than 30 km of strike length in a past-producing, high-grade gold district. We are excited about our partnership with Auteco, an accomplished group with a strong technical team and track record of generating value through exploration success.”

Ray Shorrocks, Auteco’s Executive Chairman, stated “The exploration team at Auteco is looking forward to getting started on the Pickle Crow asset and the Auteco management team is currently in Ontario establishing relationships with the key stakeholders and readying for the commencement of exploration at the property. We look forward to keeping the market updated as work progresses.”

First Mining entered into a binding term sheet with Auteco on January 27, 2020 whereby Auteco may earn up to an 80% interest in Pickle Crow. Auteco can earn a full 80% interest in the Project by incurring a total of $10 million in exploration expenditures over five years, making cash payments to First Mining totaling $4.1 million, and issuing 125 million shares of Auteco to First Mining. Upon completion of the second stage of the earn-in (at which time Auteco would have a 70% interest in the Project), First Mining will be granted a 2% Net Smelter Returns (“NSR”) Royalty, 1% of which can be bought back for US$2.5 million. Further details are set out in the announcement news release available here.

First Mining has a right of first refusal over the increased landholding that has been staked by Auteco, with the option to allow some or all of the increased landholding to form part of the joint venture on Pickle Crow once formed.

The Pickle Crow Gold Project is located in northwestern Ontario and is one of Canada’s highest-grade historical gold mines. The mine operated from 1935 until 1966, during which time it reportedly produced almost 1.5 million ounces of gold at an average grade of 16.14 g/t. The property consists of ~190 km2 (19,000 hectares) of tenure covering a major gold province. First Mining acquired the Project in November 2015 through its acquisition of PC Gold Inc.

A map showing the Project boundary and the additional ground staked by Auteco can be viewed at:
https://www.firstmininggold.com/_resources/maps/2020-02-FF-NR-Pickle-Crow-Land-Tenure.pdf

About Auteco

Auteco Minerals Limited (ASX: AUT) is an emerging mineral exploration company currently focused on advancing high-grade gold resources at the Pickle Crow Gold Project in the world class Uchi sub-province of Ontario, Canada. The Auteco Board of Directors and Technical Management team has a proven track record of discovering gold and creating wealth for shareholders and all stakeholders in recent years.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of NI 43-101, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its material assets towards a construction decision and, ultimately, to production. The Company currently holds a portfolio of 24 mineral assets in Canada, Mexico and the United States.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Mal Karwowska | Vice President, Corporate Development & Investor Relations
Direct: 604.639.8824 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the timing of any cash and share payments set out in the binding term sheet that the Company has signed with Auteco; (ii) the timing for completion of all earn-in stages under the binding term sheet; (iii) the timing of the grant of a 2% NSR to First Mining over the Pickle Crow Gold Project; (iv) the timing for completion of all exploration expenditures required under the binding term sheet; (v) the potential for Auteco discovering and developing new project scale, high-grade, near surface gold resources at the Pickle Crow Gold Project; (vi) the timing for Auteco commencing exploration work at the Project; and (vii) funding by Auteco to conduct exploration. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: regulatory approvals; shareholder approval from Auteco shareholders; receipt of necessary financing by Auteco; the presence of and continuity of metals at the Pickle Crow Gold Project at estimated grades; success in realizing proposed drilling programs; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration and exploration drilling programs, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2018 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.